Exhibit 99.3

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto reaches agreement to sell Jacobs Ranch coal mine for US$761 million
9 March 2009
Rio Tinto has signed a sale and purchase agreement to sell its Jacobs Ranch coal mine to Arch Coal, Inc. for a total cash consideration of US$761 million. Completion of the transaction remains subject to customary closing conditions, including regulatory approvals.
“The sale of Jacobs Ranch is a further illustration of the high quality of our assets and the strong value we are able to obtain for shareholders,” said Guy Elliott, chief financial officer, Rio Tinto. “This brings the total asset sales announced this year to US$2.5 billion.”
Jacobs Ranch, located south of Gillette, Wyoming in the southern portion of the Powder River Basin, mines steam coal and ships it to customers throughout the United States. In November 2007, Rio Tinto Energy America (RTEA) – a business unit that operates US coal mines mainly in the Powder River Basin of Wyoming and Montana, including Jacobs Ranch – was identified for divestment. The process of divesting RTEA, which will remain one of the largest coal producers in the U.S. following this transaction, will continue.
During 2008, Rio Tinto realised almost US$3 billion from asset sales, comprising the Greens Creek mine in Alaska for US$750 million, its interest in the Cortez operation in Nevada for US$1.695 billion and the Kintyre uranium project in Western Australia for US$495 million. In January 2009, the Group announced the divestment of its interest in the Ningxia aluminum smelter in China for US$125 million as well as its potash assets and Brazilian iron ore operation for US$1.6 billion.
Credit Suisse advised Rio Tinto on the transaction.
About Jacobs Ranch Mine
Jacobs Ranch mine, located approximately 55 miles south of Gillette, Wyoming, extracts steam coal from the Wyodak Seams, using dragline and truck-and-shovel methods. Two products are produced from the Jacobs Ranch mine with varying sulphur content. The mine shipped 42.1 million tons of coal in 2008 with an estimated average as delivered heat value of approximately 8,800 Btu, ash content of 5.4% and sulphur content of 0.45% (1.0 lbs SO2/mmBtu). Jacobs Ranch had approximately 381 million tons of proven and probable reserves at December 31, 2008.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
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Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
About Arch Coal, Inc.
St. Louis-based Arch Coal is a publicly traded company on the New York Stock Exchange, and one of the largest coal producers in the United States. Arch focuses on high-quality, low-sulphur thermal coal deposits and supplies coal from 11 mining complexes in Wyoming, Utah, Colorado, West Virginia, Kentucky, and Virginia prior to this acquisition.
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